Correspondence

Encision Inc.

6797 Winchester Circle

Boulder, CO 80301

April 22, 2022

Via EDGAR Correspondence

Securities and Exchange Commission

Washington, DC 20548

Attention: Lynn Dicker

Office of Life Sciences

Re:	Encision Inc. Form 10-K for the Fiscal Year Ended March 31, 2021 Form 10-Q for the Quarter Ended December 31, 2021 File No. 001-11789

Dear Ms. Dicker:

On April 22, 2022, Encision Inc. (the “Company”) filed (i) Amendment No. 2 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on June 23, 2021 and (ii) Amendment No. 2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 22, 2022.

The amendments were prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated April 4, 2022 (the “Comment Letter”).

The Company has revised Item 9 of the Form 10-K and Item 4 of the Form 10-Q to address the Staff comments made in the Comment Letter.

First, we have corrected an unintentional drafting error contained in the Amendments No. 1 (filed March 17, 2022) to each of our 10-K and 10-Q regarding our conclusions on our disclosure controls and procedures (“DC&P). As the Amendments No. 2 now indicate, management did not change its conclusion that the Company’s DC&P were not effective at the times indicated in the original 10-K and 10-Q filings. We regret those errors.

Second, we have included all required certifications in the amendments filed today.

In connection with the Company’s response to the Comment Letter, this correspondence shall serve as acknowledgment by the Company that its management is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ Mala Ray

Mala Ray

Controller